Filed by Prenetics Global Limited
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Artisan Acquisition Corp.
Commission File No.: 001-40411

Press Release

Prenetics and Artisan Acquisition Corp. Announce Shareholder Approval of

Business Combination, To Begin Trading on Nasdaq on May 18 Under the Ticker “PRE”

•	At Least US$260M of Proceeds from the Business Combination, Cash and Trade Receivables to Support Prenetics Growth

•	Closing of the Business Combination is Expected to Occur on May 18, 2022[1]

•	Prenetics Shares to Begin Trading on Nasdaq on May 18, 2022[1] Under Ticker “PRE”

HONG KONG, May 11, 2022 – Prenetics Group Limited (“Prenetics”), a global leader in genomic and diagnostic testing, and Artisan Acquisition Corp. (Nasdaq: ARTAU, “Artisan”), a special purpose acquisition company founded by renowned cultural entrepreneur Adrian Cheng, today announced that Artisan shareholders overwhelmingly approved the previously announced business combination with Prenetics at an extraordinary general meeting of shareholders on May 9, 2022.

Complete official results of the vote were included in a Current Report on Form 8-K filed by Artisan with the Securities and Exchange Commission (the “SEC”).

The business combination is expected to close on May 18, 2022, subject to the satisfaction or waiver of customary closing conditions. Following the consummation of the business combination, the combined company’s securities will be traded on Nasdaq on May 18, 2022 under the ticker symbol “PRE”.

Recent Business Highlights

Prenetics reported record first quarter 2022 preliminary financial results on May 4, 2022. Revenue for the first quarter of 2022 was US$92.0 million, a record high, compared to US$57.5 million in the first quarter of 2021, representing a 60.2% year-on-year growth. Adjusted EBITDA (non-IFRS)2 was US$12.7 million compared to US$12.5 million in the first quarter of 2021.

Prenetics has a robust product pipeline and is launching a range of new products in the first half of 2022, including ColoClear, a non-invasive stool-based FIT-DNA test for colorectal cancer screening, and Circle Snapshot, an at-home blood test with a user-friendly blood sample collection and result delivery system.

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

About Artisan

Artisan is a special purpose acquisition company incorporated in the Cayman Islands for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Artisan searches globally for a target with operations or prospects focusing on high-growth healthcare, consumer and technology sectors, and companies that it believes can be well-positioned for success in Greater China.

1 Subject to satisfaction or waiver of closing conditions.

2 Adjusted EBITDA (non-IFRS) represents (loss)/profit from operations under IFRS before equity-settled share-based payment expenses, depreciation and amortization, other strategic financing, transactional expense and non-operating expense, and finance income, exchange gain or loss.

Contacts

Investors:

Sabrina Chan
sabrina.chan@prenetics.com

Media:

Richard Barton +852 9301 2056	Nicolas Mo +852 6019 9877
Harry Florry +852 9818 2239	Louis Hung +852 9084 1801
prenetics-HKG@finsbury.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan and Prenetics.

All statements other than statements of historical fact contained in this press release, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, competitive position, technological and market trends, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this press release, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this press release, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of PubCo’s registration statement on Form F-4, the proxy statement/ prospectus therein, and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the registration statement on Form F-4 filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of Artisan, Prenetics and PubCo as of the date of this press release. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measure, Adjusted EBITDA. This non-IFRS financial measure is not based on any standardized methodology prescribed by IFRS and is not necessarily comparable to similarly-titled measures presented by other companies. Management believes this non-IFRS financial measure is useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS operating results (1) Equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, and (4) other discretionary items determined by management. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on a IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables below. As noted elsewhere, certain IFRS results are preliminary and subject to change.

Reconciliation of (Loss)/profit from Operations under IFRS and Adjusted EBITDA (Non-IFRS)

	2022	2021
For the three months ended March 31	(unaudited)	(unaudited)

	(in US$ millions)
(Loss)/profit from operations under IFRS	(0.6)	11.1
Equity-settled share-based payment expenses	9.4	0.2
Depreciation and amortization	2.2	1.1
Other strategic financing, transactional expense and non-operating expense	1.7	0.5
Finance income, exchange gain or loss	-	(0.4)

Adjusted EBITDA (Non-IFRS)	12.7	12.5

Important Additional Information Regarding the Transaction and Where to Find It

In connection with the proposed transaction, PubCo has filed the Registration Statement with the SEC, which was declared effective by the SEC on April 8, 2022, that includes a definitive proxy statement of Artisan to be distributed to Artisan’s shareholders in connection with Artisan’s solicitation for proxies for the vote by Artisan’s shareholders on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read the definitive proxy statement, the final prospectus filed by PubCo as well as other documents filed or to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. The definitive proxy statement has been mailed to shareholders of Artisan as of March 4, 2022 for voting on the proposed transaction. Shareholders of Artisan will also be able to obtain a copy of the definitive proxy statement and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong. The definitive proxy statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the final prospectus filed by PubCo and the definitive proxy statement. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen’s Road, Central, Hong Kong.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.